February 28, 2012

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attention: Larry Spirgel

Re:	Zayo Group, LLC
For 10-K for the Fiscal Year Ended June 30, 2011
Filed September 9, 2011
File No. 333-169979

Ladies and Gentlemen:

On behalf of Zayo Group, LLC, a Delaware Limited Liability Company (the “Company” or “Zayo”), we are writing in response to the comments contained in the comment letter dated February 13, 2012 (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended June 30, 2011. For the convenience of the staff’s review, we have set forth each comment contained in the Comment Letter along with the response of the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates: Revenue and trade receivables, page 29

1.	You disclose that fees billed in connection with customer installations and other up-front charges are deferred and recognized as revenue ratably over the contract life. It appears that you may have revenue arrangements that include multiple deliverables. Please tell us about the significant provisions of your revenue arrangements. Tell us how you applied the guidance in ASC 605-25 in identifying the deliverables and determining the units of accounting. Also tell us how you applied the accounting literature in determining the appropriate revenue recognition method for units of accounting which include customer installation and up front charges.

RESPONSE:

Significant Provisions of the Company’s Revenue Arrangements

The Company’s primary sources of revenue are derived from the leasing or provision of dark fiber, lit bandwidth services and colocation space. The significant provisions included in the agreements supporting these revenue sources are as follows:

Dark Fiber Leases

Leases of dark fiber are governed by the terms of the specific Indefeasible Right of Use (“IRU”) contract which provides the lessee with the right to use specific fibers within the Company’s fiber network from one geographic location to another. In a dark fiber lease, the customer utilizes its own optronics equipment to light the leased fiber. These agreements typically cover a period of 5 to 20 years and are entered into concurrently with a maintenance agreement covering the term of the contract. The maintenance agreement covers routine maintenance and any non-routine maintenance or repairs are performed by the Company; however the lessee is responsible for reimbursing the Company for their pro-rata share of such non-routine maintenance or repairs.

Lit Bandwidth Services

The provision of lit bandwidth services are governed by service agreements that provide customers with purchased capacity which is physically limited to specified fibers or wavelengths of light within a cable. The agreement typically covers a period of 3 to 5 years. The bandwidth which the customer receives is managed by Zayo as the optronics used to light the fiber are owned and operated by the Company. The Company is responsible for maintaining the fiber assets which support the lit bandwidth services so that the fiber assets meet the minimum required specifications included in the service agreement.

Leases of Colocation Space

Leases of colocation space are governed by agreements which provide customers with a lease of dedicated space within the Company’s data center facilities which allow its customers to house and power their Internet and private-network equipment in secure, environmentally-controlled locations. The Company’s colocation agreements do not provide the customers with a lease of physical assets. Colocation agreements typically cover a period of 3 to 5 years.

Identifying the Deliverables of our Revenue Arrangements

Dark fiber agreements have the following deliverables: 1) a lease of specific fibers within the Company’s network connecting one geographic location to another; and 2) the provision of maintenance on the leased fibers.

Agreements supporting lit bandwidth services have one deliverables: 1) the provision of data transport services, up to a specified amount of bandwidth capacity, utilizing the Company’s fiber and the optronics equipment used to light the fiber, from one geographic location to another.

Colocation agreements include the following deliverables: 1) a lease of the dedicated space; and 2) the provision of power to support the customers Internet and private-network equipment housed in that space.

Determining the Units of Accounting of our Revenue Arrangements

Management has determined that a lease of the dark fiber and the separate maintenance agreement should be accounted for as separate units of accounting.

Management has determined that both deliverables associated with leases of colocation space should be accounted for as one unit of accounting.

Managements conclusions are based on the accounting guidance included in Accounting Standards Codification (“ASC”) 605-25, Revenue Recognition: Multiple-Element Arrangements. ASC 605-25 addresses when and how a company that is providing more than one revenue generating activity or deliverable should separate and account for a multiple element arrangement. Paragraph 605-25-25-5 requires separation of a delivered item in a multiple-element arrangement when it meets the following criteria:

a.	The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis.

b.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

Dark Fiber IRU’s have separate maintenance agreements or maintenance terms included in the IRU which cover routine maintenance work. Both the lease of the dark fiber assets and the maintenance agreement have standalone value due to the fact that both deliverables could be sold separately by another vender (although not sold separately by the Company), as such, these deliverables are accounted for as a separate unit of accounting.

The deliverables associated with the leasing of colocation space do not have value to a customer on a standalone basis as the lease of the dedicated space and the provision of power to support the equipment housed in that space are not sold separately by any vendor nor could the customer resell the two deliverables on a standalone basis.

Revenue Recognition for Units of Accounting

The Company recognizes revenue derived from lit bandwidth services and the leasing of bandwidth infrastructure assets when the service has been provided and when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the receivable is reasonably assured. Revenue attributable to leases of dark fiber pursuant to IRU agreements are accounted for in the same manner as the accounting treatment for sales of real estate with property improvements or integral equipment. This accounting treatment typically results in the deferral of revenue for the cash that has been received and the recognition of revenue ratably over the term of the agreement. In certain limited situations, ASC 360-20, Property Plant and Equipment: Real Estate Sales, allows for full profit recognition on IRU contracts when the following conditions have been met: 1) the sale has been consummated, 2) the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property, 3) the sellers receivable is not subject to future subordination, and 4) the seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property. The terms of substantially all of the Company’s leases result in recognition of revenue over the term of the agreement.

As the Company’s dark fiber IRU agreements contain two deliverables that are treated as separate units of accounting, the contract consideration is allocated at the inception of the arrangement to each unit of accounting on the basis of their relative selling price and the applicable revenue recognition criterion is applied separately for each identified unit of accounting. The dark fiber IRU and the maintenance services in the contract are provided continuously over the same contractual term, resulting in ratable revenue recognition of the fees associated to both elements over that term, as such, allocation of the fair value of the two units of accounting is generally a non-issue for accounting purposes.

Fees billed in connection with customer installations and other up-front charges are deferred and recognized as revenue ratably over the contract life. The Company intends to expand on the nature of the fees billed in connection with customer installations and other upfront charges by disclosing in the significant accounting policy section of future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K that “these upfront fees, which are non-refundable, relate to down payments on IRU’s or prepayments for future services and are influenced by various business factors including how the Company and the customer agree to structure the payment terms.” The Company may require a higher upfront fee in order to recapture the cost incurred associated with capital expenditures or other up-front costs associated with initiating a new customer contract. Just as common, the customer may request a higher upfront fee in order to reduce the monthly payments charged over the contract term. The service conveyed in conjunction with the nonrefundable upfront fee has no utility to the customer separate and independent of the Company’s performance of the other elements of the arrangement and in the absence of the Company’s continuing involvement under the arrangement, the customer would not have paid the fee. The Company follows the interpretive guidance in the SEC Staff Accounting Bulletin Topic 13 – Revenue Recognition (“SAB Topic 13”), which states “unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of revenue is appropriate [SAB TOPIC 13.A, paragraph 3.f Q1 Q Response, sequence 169].” The upfront fees are invoiced to customers as “installation fees” although it is management’s belief that the installation activities completed by the Company to initiate a new customer contract do not represent a discrete earnings event nor do the fees billed for installation activities correlate to the services performed. Accordingly, the fees are deferred and are amortized over the term of the contract. This conclusion is supported by SAB TOPIC 13, which states “the terms, conditions, and amounts of these fees typically are negotiated in conjunction with the pricing of all the elements of the arrangement, and the customer would ascribe a significantly lower, and perhaps no, value to elements ostensibly associated with the up-front fee in the absence of the registrant’s performance of other contract elements. The fact that the registrants do not sell the initial rights, products, or services separately (i.e., without the registrants’ continuing involvement) supports the staff’s view. The staff believes that the customers are purchasing the on-going rights, products, or services being provided through the registrants’ continuing involvement. Further, the staff believes that the earnings process is completed by performing under the terms of the arrangements, not simply by originating a revenue-generating arrangement. [SAB TOPIC 13.A, paragraph 3.f Q1 Q Response, sequence 171]” In accordance with the guidance within SAB TOPIC 13, the Company defers the revenue associated with non-refundable, up-front fees and deposits and recognizes such revenue over the term of the agreement, which includes bargain renewal periods.

The Company recognizes revenue associated with upfront fees and deposits over the contract term rather than the estimated customer relationship term as the customer does not continue to benefit from the payment of the up-front fee beyond the contract term unless there is bargain renewal option, in which case the upfront payment is deferred over the lease term which includes bargain renewal periods. The Company’s policy to defer upfront fees and deposits over the contract term is supported by the interpretive guidance within SAB Topic 13, which states “the up-front fee and the continuing performance obligation related to the services to be provided or products to be delivered are assessed as an integrated package…. the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned” [SAB TOPIC 13.A, paragraph 3.f Q1 Q Response, sequence 174]. Footnote 39 of SAB TOPIC 13 expands on the expected period of performance by stating “the revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee (e. g., if subsequent renewals are priced at a bargain to the initial up-front fee” [SAB TOPIC 13.A, paragraph 3.f Q1 Q Response, sequence 175]. Often, the Company’s customer relationships extend beyond the period of the initial contract term, however, the customer does not continue to benefit from the payment of up-front fees or deposits beyond the initial contract term and as such these upfront payments are recognized as revenue over the initial contract period, which is inclusive of bargain renewal periods. Management’s conclusion that customers do not benefit from the upfront payments is based on the fact that upon the expiration date of an agreement, if the customer elects to renew the agreement, the continuing monthly recurring charge is determined based on the current market rate of the respective service in that specific geographic area and is not discounted as a result of the upfront payment made at the onset of the original contract. The customer may elect to make a subsequent upfront payment upon renewing the contract for purposes of reducing the future monthly recurring fee and such upfront payment would be deferred and recognized as revenue over the revised contract term.

Adjusted EBITDA, page 42

2.	Since you use EBITDA and Adjusted EBITDA as liquidity measures in addition to performance measures, you should also reconcile these non-GAAP measures to Cash Flows from Operations. In addition you should include a prominent presentation of amounts for the three major categories of the statement of cash flows for each period. Please refer to the guidance in Conditions for Use of Non-GAAP Financial Measures at www.sec.gov/rules/final/33-8176.htm. Also refer to Question 102.06 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Non-GAAP Financial measures at www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

RESPONSE:

Management monitors Adjusted EBITDA as a liquidity measure for purposes of estimating the availability of funds for future capital expenditures. Correlating the Company’s capital expenditures to Adjusted EBITDA does not imply that the Company will be able to fund such capital expenditures solely with cash from operations. The Company expects to fund such capital expenditures with cash from operations, available borrowings under its revolving credit facility, and available cash on hand.

As Adjusted EBITDA is used by management as a liquidity measure, the Company will include a reconciliation of net cash provided by operating activities to Adjusted EBITDA in future filings with the SEC where Adjusted EBITDA is disclosed. Attached as exhibit A is an example of the proposed changes to be made in future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K where Adjusted EBITDA is disclosed. The Company proposes that such changes be made on a prospective basis in the Company’s next Quarterly and Annual Report.

In addition, the Company acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or the Company’s filings, please contact the undersigned at (303) 381-4688.

cc: Grant Thornton

Very truly yours,

/s/ Ken desGarennes
Ken desGarennes
Chief Financial Officer

Exhibit A

Proposed Revisions to Adjusted EBITDA Disclosure

SELECTED FINANCIAL DATA

In future Annual Reports filed with the Securities and Exchange Commission (“SEC”) on Form 10-K, the Company will add to the financial data table included in Item 6 – “Selected Financial Data,” the net cash flows provided by/(used in) operating activities, net cash provided by/(used in) investing activities and net cash provided by/(used in) financing activities in order to include a prominent presentation of amounts for the three major categories of the statement of cash flows when a non-GAAP liquidity measure is presented. Below is an example of the content which will be provided for each period presented:

Zayo Group, LLC (Historical)
Year Ended June 30, 2011
(in thousands)
Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$25,394
Property and equipment, net	$518,513
Total assets	$789,261
Long-term debt and capital lease obligations, including current portion	$365,588
Total member’s equity	$237,345
Selected Cash Flow Data:
Net cash flows provided by operating activities	$97,054
Acquisitions and other	$(183,638)
Total capital expenditures, net of stimulus grants	(112,524)

Net cash flows used in investing activities	$(296,162)
Net cash flows provided by financing activities	$134,190
Other Financial Data:
Adjusted EBITDA(1), from continuing operations	126,600
Reconciliation of Adjusted EBITDA:
Net loss	$(4,095)
Add back non-Adjusted EBITDA items included in net loss:
(Earnings) from discontinued operations, net of income taxes	(899)
Depreciation and amortization	60,463
Interest expense	33,414
Provision for income taxes	12,542
Stock-based compensation	24,310
Transaction costs related to acquisitions	865

Adjusted EBITDA, from continuing operations	$126,600

(1)

Adjusted EBITDA is not a financial measurements prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The above table sets forth, for the periods indicated, a reconciliation of Adjusted EBITDA to loss from continuing operations, as loss from continuing operations is calculated in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization adjusted to exclude transaction costs, stock-based compensation, and certain non-cash items.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In future Quarterly Reports filed with the SEC on Forms 10-Q, the Company will add to the Results of Operations table included within Item 2 – “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” net cash flows provided by/(used in) operating activities, net cash flows provided by/(used in) investing activities and net cash provided by/(used in) financing activities in order to include a prominent presentation of amounts for the three major categories of the statement of cash flows when a non-GAAP liquidity measure is presented. Below is an example of the content which will be provided for each period presented:

Results of Operations

Three months ended December 31, 2011
(amounts in thousands)
Statement of Operations Data
Revenue:
Zayo Bandwidth	$64,472
Zayo Fiber Solutions	15,343
zColo	10,154
Intercompany eliminations	(995)

Total Revenue	88,974

Costs and expenses
Operating costs, excluding depreciation and amortization	19,275
Selling, general and administrative expenses	26,059
Stock based compensation	10,372
Depreciation and amortization	19,820

Total operating costs and expenses	75,526

Operating income	13,448
Interest expense	(11,504)
Other income/(expense)	(19)

Earnings from continuing operations before income taxes	1,925
Provision for income taxes	2,994

Net (loss)/earnings from continuing operations	(1,069)

Adjusted EBITDA (add backs)
Interest expense	11,504
Provision for income taxes	2,994
Depreciation and amortization	19,820
Stock-based compensation	10,372
Transaction costs	1,479

Adjusted EBITDA	$45,100

Selected Cash Flow Data
Net cash flows provided by operating activities	$33,084
Acquisitions	$(333,498)
Purchases of property and equipment, net of stimulus grants received	(31,375)

Net cash flows used in investing activities	$(364,873)

Net cash flows provided by financing activities	$336,804

In future Annual and Quarterly Reports filed with the SEC on Forms 10-K and 10-Q, the Company will add to the Adjusted EBITDA disclosure included in Item 7 on reports filed on Form 10-K and Item 2 on reports filed on Form 10-Q – “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” a reconciliation from net cash provided by/(used in) continuing operating activities to Adjusted EBITDA. An example of the revised disclosure is as follows:

Adjusted EBITDA

We define Adjusted EBITDA as earnings from continuing operations before interest, income taxes, depreciation and amortization adjusted to exclude transaction costs, stock-based compensation, and certain non-cash items. We use Adjusted EBITDA to evaluate operating performance and liquidity, and these financial measures are among the primary measures used by management for planning and forecasting of future periods. We believe Adjusted EBITDA is especially important in a capital-intensive industry such as telecommunications. We further believe that the presentation of Adjusted EBITDA is relevant and useful for investors because it allows investors to view results in a manner similar to the method used by management and makes it easier to compare our results with the results of other companies that have different financing and capital structures.

We also monitor Adjusted EBITDA as we have debt covenants that restrict our borrowing capacity that are based on a leverage ratio which utilizes a modified EBITDA, as defined in our credit agreement, which is materially consistent with our Adjusted EBITDA definition. We must not exceed a consolidated leverage ratio (funded debt to annualized modified EBITDA), as determined under the credit agreement, of 4.25x the last quarter’s annualized modified EBITDA. Adjusted EBITDA results, along with other quantitative and qualitative information, are also utilized by management and our compensation committee for purposes of determining bonus payouts to employees.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation from, or as substitutes for, analysis of our results as reported under GAAP. For example, Adjusted EBITDA:

•	does not reflect capital expenditures, or future requirements for capital and major maintenance expenditures or contractual commitments;

•	does not reflect changes in, or cash requirements for, our working capital needs;

•	does not reflect the significant interest expense, or the cash requirements necessary to service the interest payments, on our debt; and

•	does not reflect cash required to pay income taxes.

Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate Adjusted EBITDA in the same fashion. Reconciliations from net earnings/(loss) from continuing operations to Adjusted EBITDA and net cash provided by operating activities to Adjusted EBITDA are as follows:

Reconciliation from net earnings/(loss) to Adjusted EBITDA

	Year ended June 30, 2011
($ in millions)	Zayo Bandwidth	zColo	ZFS	Corporate	Zayo Group
Net earnings/(loss)	$37.2	$5.9	$10.8	$(58.0)	$(4.1)
(Earnings) from discontinued operations, net of income taxes	—	—	—	(0.9)	(0.9)
Interest expense	1.0	0.2	—	32.2	33.4
Income tax expense	—	—	—	12.5	12.5
Depreciation and amortization expense	41.5	5.4	13.6	—	60.5
Transaction costs	0.6	0.1	0.2	—	0.9
Stock-based compensation	9.2	0.6	1.9	12.6	24.3

Adjusted EBITDA	$89.5	$12.2	$26.5	$(1.6)	$126.6

Reconciliation from net cash provided by continuing operating activities to Adjusted EBITDA

	Year ended June 30, 2011
($ in millions)	Zayo Bandwidth	zColo	ZFS	Corporate	Zayo Group
Net cash provided by continuing operating activities	$80.8	$13.8	$27.6	$(25.2)	$97.1
Cash paid for income taxes	—	—	—	1.4	1.4
Cash paid for interest	1.0	0.2	—	30.7	31.9
Transaction costs	0.6	—	0.2	—	0.9
Loss on disposal of property and equipment	—	—	(0.1)	—	(0.1)
Provision for bad debts	(0.5)	—	(0.3)	—	(0.8)
Amortization of deferred revenue	2.4	0.3	6.3	—	9.0
Changes in operating assets and liabilities	5.2	(2.3)	(7.3)	(8.4)	(12.8)

Adjusted EBITDA	$89.5	$12.2	$26.5	$(1.6)	$126.6